UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Form 6-K consists of a press release of Intelsat, Ltd. dated April 30, 2003, reporting Intelsat, Ltd.’s results for the three-month period ended March 31, 2003.

Date: April 30, 2003
Release Number: 2003 - 19

Intelsat Reports First Quarter 2003 Earnings
Company Highlights Improved Cash Flow Performance

Hamilton, Bermuda, April 30, 2003 - Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the first quarter ended March 31, 2003.

Intelsat reported revenue of $238.9 million and net income of $64.1 million for the quarter ended March 31, 2003. The company also reported EBITDA, as adjusted, or earnings before interest, taxes, other income and depreciation and amortization, of $177.2 million. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP accounting measures is included in the financial statements attached to this news release.

“Our business continues to deliver solid earnings, EBITDA, and free cash flow from operations,” said Intelsat chief executive officer Conny Kullman. “Our 2003 plan is focused on expanding our customer base and our hybrid satellite/terrestrial service offerings and increasing our focus on important customer segments. So far this year, we have seen strong demand coming from Africa and, in a continuing trend from 2002, from operators in the wireless telephony segment. During the quarter, we established our video and government business units to enhance our ability to capture new business in these customer segments.”

First Quarter 2003 Business Highlights

Intelsat made strong progress as it executed on its strategy for 2003, highlighting accomplishments from throughout the company:

Sustaining Leadership in Core Voice and Data
The carrier business continued to focus on building relationships with key customers. MCI signed a new multi-year, multi-transponder agreement with Intelsat to provide capacity for voice and data applications. In addition, Intelsat signed new long-term, multi-transponder contracts to provide capacity for traditional voice and data services to communications companies in Africa such as Ethiopia Telecom and SADC Telecoms.

Intelsat’s success in the wireless telephony market niche continued as Broadband Technology, Ltd. selected Intelsat to provide 36 MHz of capacity under a three-year contract for use in connecting cell stations within its Nigerian network.

Use of Intelsat’s GlobalConnexSM portfolio of hybrid space/terrestrial services continued to grow with new data and IP services contracts in the Middle East and Asia Pacific regions, including new contracts with Fast Telecommunications, a Kuwait-based data and voice communications services company.

Increasing Focus on Video and Government Segments
Intelsat announced the establishment of a new business unit dedicated to government customers in North America and Europe. The business unit is focused on growing Intelsat’s revenue from the government sector, which was approximately 10% of revenue in 2002. The Intelsat government unit supports a range of applications, such as the US Navy’s TV Direct to Sailors Program, leveraging Intelsat’s open-ocean global beam capacity. During the quarter, Intelsat signed four 72 MHz lease renewals for capacity used by the US Armed Forces.

At Intelsat’s newly established video business unit, the Occasional Video Solutions (OVS) business is building momentum, accomplishing its mission of providing leading-edge ad hoc broadcast solutions to the video community while expanding Intelsat’s broadcast customer base. Intelsat is providing OVS services to several leading broadcasters and content providers that are using the Intelsat system for the first time. OVS expanded infrastructure has recently been added to Intelsat’s Fuchsstadt (Germany), Los Angeles, and Riverside (California) teleports and ground facilities.

Investing Selectively in Related Segments of the Satellite Industry
In late February 2003, Intelsat made its initial cash contribution of $22 million to Galaxy Satellite Broadcasting Limited (Galaxy), Intelsat’s majority-owned Hong Kong pay-TV venture with Television Broadcasts Ltd. (TVB). Galaxy’s results are included in Intelsat’s consolidated financial statements. Separately, following receipt of regulatory approvals in April 2003, Intelsat finalized and completed funding of its $58 million investment in WildBlue Communications, Inc., representing approximately 30% of WildBlue’s shares. WildBlue plans to deliver two-way broadband services via satellite, direct to homes and small offices throughout the contiguous United States, beginning in 2004. Two individuals designated by Intelsat have joined the board of directors of WildBlue as a result of the investment.

Intelsat CEO Kullman stated, “While general market conditions continue to be uncertain, we believe Intelsat is pursuing strategies that will result in a stronger company over the longer term. First quarter revenue, while down as expected from the prior-year period, is flat with the fourth quarter of 2002, increasing our optimism that industry conditions are beginning to stabilize. As 2003 unfolds, we are confident that our organization is focused on the service and customer segments that will produce the best results.”

Financial Results for the Three Months Ended March 31, 2003

Telecommunications revenue for the three months ended March 31, 2003 decreased $19.6 million, or 8 percent, to $238.9 million from $258.5 million for the three months ended March 31, 2002. The decline was primarily attributable to a decline in the level of services provided to two key customers that sought bankruptcy protection in 2002. Lease service revenue decreased by $9.8 million, which consisted of a $14.1 million decrease in revenue from lease service agreements that ended during the past year and were not renewed, partially offset by an increase in revenue from GlobalConnexSM Solutions services of $4.3 million. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $9.5 million.

Total operating expenses increased $3.7 million, or 2 percent, to $159.4 million for the three months ended March 31, 2003 from $155.7 million for the three months ended March 31, 2002. The increase reflects an increase in depreciation and amortization expense of $10.4 million and an increase in direct costs of revenue of $4.8 million, which were partially offset by a decrease in selling, general and administrative expenses of $11.6 million. The increase in depreciation and amortization expense is due largely to depreciation associated with the Intelsat IX series satellites launched in 2002. The increase in direct costs of revenue reflects increases in staff costs, in-orbit insurance expense and office and operational costs, offset by a decrease in earth station operations costs. The decrease in selling, general and administrative expenses principally reflects a reduction in Intelsat’s provision for uncollectible accounts of $12.9 million. The higher provision for uncollectible accounts in the first quarter of 2002 related to the recording of a reserve against Intelsat’s accounts receivable from Teleglobe Inc. that was reversed during the third quarter of 2002 in connection with a share purchase agreement with Teleglobe Inc.

For the three months ended March 31, 2003, net income decreased by $20.7 million, or 24 percent, to $64.1 million from $84.8 million for the three months ended March 31, 2002. The decrease during the period was due principally to lower revenue, as discussed above, and higher interest expense of $15.9 million, which were partially offset by an increase in other income of $12.4 million. The increase in interest expense of $15.9 million was attributable to a decrease in interest capitalized during the first quarter of 2003 due to lower construction in progress balances in 2003 and an increase in gross interest resulting primarily from Intelsat’s 7 5/8% Senior Notes due 2012 that were not outstanding during the first quarter of 2002. The increase in other income during the period was due principally to other income of $14.0 million recorded in connection with a decline in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc.

EBITDA, as adjusted, decreased by $12.9 million, or 7 percent, to $177.2 million, or 74 percent of revenue, for the three months ended March 31, 2003, from $190.1 million, or 74 percent of revenue, for the same period in 2002. The decrease is due to lower revenue during the period in 2003, as compared to the same period in 2002, as discussed above, which was partially offset by a decrease in other operating expenses.

Net cash provided by operating activities, less payments for satellites and other property and equipment in operations and associated capitalized interest, or free cash flow from operations, for the period ended March 31, 2003, was $83.5 million, as compared to net cash used in operations of $48.7 million for the same period in 2002. The increase is primarily due to a reduction in payments for satellites and other property and equipment.

At March 31, 2003, Intelsat’s backlog, representing expected future cash payments to be received from customers under contract, was $3.9 billion. At December 31, 2002, Intelsat’s backlog was $ 4.0 billion.

“Our first quarter results reflect our expectation of significantly increased free cash flow in 2003, said Intelsat chief financial officer Joe Corbett. “The outlook for free cash flow from operations is supported by significantly reduced cap-ex spending as we complete our three-year fleet renewal program, lower-than-expected expenses to implement our terrestrial network infrastructure, and lower expenses resulting from a reduction in force taken near the end of 2002. Our business remains highly profitable and our balance sheet is strong. As such, we believe our current operating plan is fully funded through funds provided from operations, and, if necessary, commercial paper borrowings. Nevertheless, even though there is no current need for additional capital, we remain committed to the strategic goal of conducting an IPO as soon as practicable.”

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 EDT on April 30, 2003 to discuss the company’s first quarter 2003 financial results. Access to the live conference call will be available via the Internet at the Intelsat web site: www.intelsat.com. A telephone bridge has been established to accommodate Intelsat’s shareholders and the investment community. United States-based participants should call 1 (800) 314-7867. Non-U.S. participants should call +1 719-867-0640. Participants will have access to a replay of the conference call beginning at 19:00 EDT April 30, 2003 through May 13, 2003. The replay number for U.S.-based participants is 1 (888) 203-1112 and for non-U.S. participants is +1 719-457-0820. The participant pass code for the conference call replay is 264881.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 26 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s plan to expand its customer base and hybrid satellite/terrestrial service offerings and to increase its focus on certain customer segments, Intelsat’s business strategy generally, Intelsat’s expectation that its business strategy will result in a stronger company over the longer term, Intelsat’s confidence that it is focused on the service and customer segments that will produce the best future results, Intelsat’s expectation of significantly increased free cash flow from operations in 2003, and Intelsat’s expectations regarding funding for its operating plan. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Known risks include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about the known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2002	2003
	(US$ in thousands, except
	share and per share amounts)

Telecommunications revenue	$258,543	$238,912

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,672	32,508
Selling, general and administrative	40,728	29,177
Depreciation and amortization	87,298	97,700

Total operating expenses	155,698	159,385

Income from operations	102,845	79,527
Interest expense	(4,823)	(20,717)
Other income, net	1,745	14,106

Income before income taxes	99,767	72,916
Provision for income taxes	14,965	8,835

Net income	$84,802	$64,081

Basic and diluted net income per ordinary share	$0.51	$0.40

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120

INTELSAT, LTD.

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED

	Three Months Ended
	March 31,

	2002	2003
	(US$ in thousands)

Net income	$84,802	$64,081
Add:
Interest expense	4,823	20,717
Provision for income taxes	14,965	8,835
Depreciation and amortization	87,298	97,700

Subtract: Other income	(1,745)	(14,106)

EBITDA, as adjusted	$190,143	$177,227

EBITDA, as adjusted as a percentage of revenue	74%	74%

Income from operations as a percentage of revenue	40%	33%

Note:

EBITDA, as adjusted, and EBITDA, as adjusted, margin (EBITDA) are not measurements of financial performance under generally accepted accounting principles in the United States of America and may not be comparable to other similarly titled measures of other companies. Intelsat, Ltd. uses EBITDA as one criterion for evaluating the company’s performance relative to that of its peers. The company adjusts EBITDA to exclude other income in order to properly segregate operating results from non-operating income that will occur in 2003 primarily due to a short term contractual obligation. The company believes that EBITDA is a performance measure and not a liquidity measure, and provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. EBITDA should not be considered as an alternative to operating or net income as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with generally accepted accounting principles, or as a measure of liquidity.

INTELSAT, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2002	2003
		(Unaudited)

	(US$ in thousands, except
	share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$9,466	$60,636
Receivables, net of allowance of $28,100 and $29,300, respectively	265,781	236,426
Deferred income taxes	5,679	5,679

Total current assets	280,926	302,741

Satellites and other property and equipment, net	3,478,055	3,469,320
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	29,260
Other assets	92,930	87,900

Total assets	$3,965,432	$3,974,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—
Accounts payable and accrued liabilities	219,344	178,637
Deferred satellite performance incentives	19,459	20,276
Deferred revenue	18,252	21,325
Capital lease obligation	6,618	6,712

Total current liabilities	307,651	226,950

Long-term debt, net of current portion	1,257,870	1,271,116
Deferred satellite performance incentives, net of current portion	125,161	129,895
Deferred revenue, net of current portion	8,052	9,734
Due to Teleglobe Inc.	19,780	5,764
Accrued retirement benefits	96,684	99,205

Total liabilities	1,815,198	1,742,664

Minority interest	—	17,097

Commitments and contingencies

Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	532,161
Accumulated other comprehensive loss – minimum pension liability, net of tax benefit of $8,610	(12,914)	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares as of December 31, 2002	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,214,315

Total liabilities and shareholders’ equity	$3,965,432	$3,974,076

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2002	2003

	(US$ in thousands)

Cash flows from operating activities:
Net income	$84,802	$64,081
Adjustments for non-cash items:
Depreciation and amortization	87,298	97,700
Provision for doubtful accounts	14,136	1,200
Foreign currency transaction loss	—	191
Minority interest	—	(56)
Amortization of bond discount and issuance costs	—	282
Decrease in amount due to Teleglobe Inc.	—	(14,016)
Changes in operating assets and liabilities	(50,349)	(108)

Net cash provided by operating activities	135,887	149,274

Cash flows from investing activities:
Payments for satellites and other property and equipment	(184,539)	(65,739)
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(184,539)	(47,807)

Cash flows from financing activities:
Proceeds from (repayments of) commercial paper borrowings, net	67,527	(43,978)
Payments to shareholders	(1,360)	—
Principal payments on deferred satellite performance incentives	(3,488)	(4,512)
Principal payments on capital lease obligation	(2,851)	(1,616)

Net cash provided by (used in) financing activities	59,828	(50,106)

Effect of exchange rate changes on cash	—	(191)

Net increase in cash and cash equivalents	11,176	51,170
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$13,875	$60,636

Supplemental cash flow information:
Interest paid, net of amount capitalized	$18,624	$33,575
Income taxes paid	$1,401	$891

INTELSAT, LTD.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS

	Three Months Ended
	March 31,

	2002	2003
	(US$ in thousands)

Net cash provided by operating activities	$135,887	$149,274

Payments for satellites and other property and equipment	(184,539)	(65,739)

(Net cash used in) free cash flow from operations	$(48,652)	$83,535

Note:

Free cash flow from operations is not presented as an alternative measure of cash flow as determined in accordance with accounting principles generally accepted in the United States of America. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. It is used by the company in comparing its performance to peers and is commonly used by analysts, investors, and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Conny Kullman

Conny Kullman
Chief Executive Officer

Date: April 30, 2003